SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

CURRENT REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number: 1-1511

FEDERAL-MOGUL CORPORATION

EMPLOYEE INVESTMENT PROGRAM

26555 Northwestern Highway

Southfield, MI 48033

(248) 354-7700

The Plan holds warrants of

Federal-Mogul Corporation

FEDERAL-MOGUL CORPORATION

EMPLOYEE INVESTMENT PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Design Committee

Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation Employee Investment Program as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan

June 27, 2008

Federal-Mogul Corporation

Employee Investment Program

Statements of Net Assets Available for Plan Benefits

	December 31
	2007	2006
Assets
Receivables:
Company contributions	$37,749	$124,258
Participant contributions	-	186,450
Participant loan interest	-	13,760
Federal-Mogul Corporation warrants	648,213	-

Total receivables	685,962	324,468

Participant loans in Master Trust (See Note 7)	11,238,448	11,380,544

Investments in Master Trust at fair value (See Note 7)	253,410,003	255,970,393

Total assets	265,334,413	267,675,405

Liabilities
Forfeited accounts owed to the Company (See Note 1)	28,280	52,095

Net assets at fair value	265,306,133	267,623,310

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	646,196	1,052,927

Net assets available for plan benefits	$265,952,329	$268,676,237

See notes to financial statements

Federal-Mogul Corporation

Employee Investment Program

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31
	2007	2006
Additions
Dividends and interest	$17,241,654	$13,597,699
Participant contributions	11,614,838	12,532,686
Company contributions	2,137,495	2,346,588
Company pension contributions	2,756,941	2,778,735

Total additions	33,750,928	31,255,708

Deductions
Benefits paid to participants	33,923,397	25,915,542
Administrative expenses	134,667	127,291
Portion of Company contribution account forfeited upon withdrawal of participants (See Note 1)	336,485	282,123

Total deductions	34,394,549	26,324,956

Net realized/unrealized appreciation/(depreciation) in fair value of investments in Master Trust (See Note 7)	(1,778,079)	11,018,935
Net transfers to other Company investment programs	(302,208)	(408,392)

Net increase/(decrease)	(2,723,908)	15,541,295

Net assets available for plan benefits at beginning of year	268,676,237	253,134,942

Net assets available for plan benefits at end of year	$265,952,329	$268,676,237

See notes to financial statements

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2007

1.	Description of the Plan

Federal-Mogul Corporation (the “Company”) sponsors the Federal-Mogul Corporation Employee Investment Program (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which provides eligible hourly employees of the Company with a program for making voluntary pre-tax, after-tax and Roth contributions. Substantially all domestic hourly employees of the Company and subsidiaries are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

The Company’s Emergence from Chapter 11 Proceeding

The predecessor to Federal-Mogul Corporation, (the “Predecessor Company”) and all of its then-existing wholly-owned United States subsidiaries (“U.S. Subsidiaries”) filed voluntary petitions on October 1, 2001 for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On October 1, 2001, certain of the Predecessor Company’s United Kingdom subsidiaries (together with the U.S. Subsidiaries, the “Debtors”) filed voluntary petitions for reorganization under the Bankruptcy Code with the Bankruptcy Court. On November 8, 2007, the Bankruptcy Court entered an Order (the “Confirmation Order”) confirming the Fourth Amended Joint Plan of Reorganization for Debtors and Debtors-in-Possession (as Modified) (the “Plan of Reorganization”) and entered Findings of Fact and Conclusions of Law regarding the Plan (the “Findings of Fact and Conclusions of Law”). On November 14, 2007, the United States District Court for the District of Delaware entered an order affirming the Confirmation Order and adopting the Findings of Fact and Conclusions of Law. On December 27, 2007, the Plan of Reorganization became effective in accordance with its terms (the “Effective Date”). On the Effective Date, the Predecessor Company merged with and into New Federal-Mogul Corporation whereupon (i) the separate corporate existence of the Predecessor Company ceased, (ii) New Federal-Mogul Corporation became the surviving corporation and continues to be governed by the laws of the State of Delaware and (iii) New Federal-Mogul Corporation was renamed “Federal-Mogul Corporation” (also referred to as “Federal-Mogul” or the “Company”).

The Company’s Plan of Reorganization

The Plan of Reorganization provides for distributions of cash and/or securities to be made to holders of pre-Petition Date claims against the Debtors as well as certain claims that arose during the pendency of the Chapter 11 Cases. Certain key provisions of the Plan of Reorganization which affect the Plan, include the following:

•	On the Effective Date, a total of 3,914,758 shares of common stock of the Predecessor Company held in the Master Trust were cancelled.

•

295,674 Federal-Mogul Corporation warrants (the “Warrants”) were issued to the Master Trust, at a conversion ratio of 0.0755280 Warrants for each share of Predecessor Company common stock held in the Master Trust as of the Effective Date. Each Warrant provides the right to purchase a share of Class A Common Stock of the Company at an exercise price equal to $45.815. If not exercised, the Warrants will expire on December 27, 2014.

•	The Plan of Reorganization provides the Plan will continue in existence.

Independent Fiduciary

Fiduciary Counselors Inc., as an independent fiduciary, managed the Plan’s investment in the Predecessor Company common Stock (“Common Stock”) until December 27, 2007 when all the Predecessor Company Common Stock was cancelled as called for under the Plan of Reorganization.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

1.	Description of the Plan (continued)

Named Fiduciary

Effective December 27, 2007, the Company hired United States Trust Company, National Association (“U.S. Trust”) as the named fiduciary and investment manager for the assets of the Plan that consist of the Warrants, and any Class A Common Stock acquired upon the exercise of the Warrants, within the Plan. The independent fiduciary has the authority to continue, restrict or terminate these investments within the Plan.

Master Trust

Assets of this Plan, and another Company plan, are administered under the terms of a trust agreement (the “Master Trust”) between the Company and Fidelity Management Trust Company (the “Trustee”). The agreement provides, among other things, that the Trustee safekeeps all investments, and accounts for all investments, receipts, and disbursements, benefit payments, and other transactions. Plan net assets, net investment income and gains and losses are not allocated from the Master Trust, but are tracked separately for the Plan by Fidelity.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

1.	Description of the Plan (continued)

Eligibility, Contributions & Vesting

Plan provisions for the various business operations are as follows:

Location name:	Allentown, PA	Athens, AL	Avilla, IN	Berkeley, MO	Blacksburg, VA	Boaz, AL	Boyertown, PA
Union/Non-Union	Non-Union	Non-Union	Non-Union	Union	Union	Non-Union	Union

Company match
(% of participant contribution)	25%	25%	25%	N/A	N/A	25%	N/A

Matching amount
(% of participant compensation)	8%	8%	8%	N/A	N/A	8%	N/A

Pension contribution per hour	$0.46	N/A	$0.32-$0.70	$0.60	N/A	$0.40-$0.56	$0.50-$1.05

Vesting schedule

Years of service
less than 2	0%	0%	0%	0%	N/A	0%	0%
less than 3	25%	25%	25%	25%	N/A	25%	25%
less than 4	50%	50%	50%	50%	N/A	50%	50%
less than 5	75%	75%	75%	75%	N/A	75%	75%
5 or more	100%	100%	100%	100%	N/A	100%	100%

Eligibility to participate	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	90 days	A.S.A.P.	A.S.A.P.
Eligibility for Company match	A.S.A.P.	A.S.A.P.	A.S.A.P.	N/A	N/A	A.S.A.P.	N/A
Eligibility for pension contribution	Immediately	N/A	Immediately	Immediately	N/A	Immediately	Immediately

Location name:	Burlington, IA	Cambridge, OH	Chicago, IL	Dumas, AK	El Paso, TX	El Paso, TX (SPG)	Exton, PA
Union/Non-Union	Union	Union	Union	Non-Union	Non-Union	Non-Union	Union

Company match
(% of participant contribution)	N/A	N/A	N/A	25%	25%	25%	50%

Matching amount
(% of participant compensation)	N/A	N/A	N/A	8%	8%	8%	6%

Pension contribution per hour	N/A	N/A	$0.40-$0.75	$0.30-$0.49	N/A	N/A	N/A

Vesting schedule

Years of service
less than 2	N/A	N/A	0%	0%	0%	0%	0%
less than 3	N/A	N/A	25%	25%	25%	25%	0%
less than 4	N/A	N/A	50%	50%	50%	50%	100%
less than 5	N/A	N/A	75%	75%	75%	75%	100%
5 or more	N/A	N/A	100%	100%	100%	100%	100%

Eligibility to participate	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	90 days
Eligibility for Company match	N/A	N/A	N/A	A.S.A.P.	A.S.A.P.	A.S.A.P.	90 days
Eligibility for pension contribution	N/A	N/A	Immediately	Immediately	N/A	N/A	N/A

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

1.	Description of the Plan (continued)

Eligibility, Contributions & Vesting

Location name:	Frankfort, IN	Glasgow, KY	Gordonsville, TN	Greenville, MI Local 2017	Greenville, MI Local 1158	Greenville, MI Non-Union	Indianapolis, IN
Union/Non-Union	Union	Non-Union	Non-Union	Union	Union	Non-Union	Non-Union

Company match
(% of participant contribution)	50%	25%	25%	25%-50%	25%-50%	25%	25%

Matching amount
(% of participant compensation)	8%	8%	8%	8%	8%	8%	8%

Pension contribution per hour	$264/ year of service	$0.20-$0.45	N/A	$0.25	$0.35	N/A	$0.37

Vesting schedule

Years of service
less than 2	0%	0%	0%	0%	0%	0%	0%
less than 3	25%	25%	25%	25%	25%	25%	25%
less than 4	50%	50%	50%	50%	50%	50%	50%
less than 5	75%	75%	75%	75%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%	100%	100%

Eligibility to participate	60 days	A.S.A.P.	A.S.A.P.	90 days	60 days	A.S.A.P.	A.S.A.P.
Eligibility for Company match	60 days	A.S.A.P.	A.S.A.P.	1 year	1 year	A.S.A.P.	A.S.A.P.
Eligibility for pension contribution	N/A	Immediately	N/A	90 days	60 days	N/A	Immediately

Location name:	Lake City, MN	Logansport, IN	Malden, MO	Manitowoc, WI	Maryville, MO	Maysville, KY	Michigan City, IN
Union/Non-Union	Union	Union	Union	Non-Union	Non-Union	Non-Union	Non-Union

Company match
(% of participant contribution)	20%	N/A	50%	25%	25%	25%	25%

Matching amount
(% of participant compensation)	6%	N/A	8%	8%	8%	8%	8%

Pension contribution per hour	$0.30-$0.80	N/A	N/A	N/A	$0.42-$0.49	N/A	$0.42-$0.75

Vesting schedule

Years of service
less than 2	0%	0%	0%	0%	0%	0%	0%
less than 3	25%	25%	25%	25%	25%	25%	25%
less than 4	50%	50%	50%	50%	50%	50%	50%
less than 5	75%	75%	75%	75%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%	100%	100%

Eligibility to participate	A.S.A.P.	90 days	90 days	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.
Eligibility for Company match	A.S.A.P.	N/A	90 days	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.
Eligibility for pension contribution	Immediately	N/A	N/A	N/A	Immediately	N/A	Immediately

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

1.	Description of the Plan (continued)

Eligibility, Contributions & Vesting

Location name:	Orangeburg, SC Friction	Scottsville, KY	Skokie, IL	Smithville, TN Friction	Smyrna, TN Distribution	South Bend, IN	Sparta, MI A
Union/Non-Union	Non-Union	Non-Union	Non-Union	Non-Union	Non-Union	Non-Union	Union

Company match
(% of participant contribution)	25%	25%	25%	25%	25%	25%	N/A

Matching amount
(% of participant compensation)	8%	8%	8%	8%	8%	8%	N/A

Pension contribution per hour	$0.30-$0.40	$0.20-$0.24	N/A	N/A	$0.37	N/A	N/A

Vesting schedule

Years of service
less than 2	0%	0%	0%	0%	0%	0%	N/A
less than 3	25%	25%	25%	25%	25%	25%	N/A
less than 4	50%	50%	50%	50%	50%	50%	N/A
less than 5	75%	75%	75%	75%	75%	75%	N/A
5 or more	100%	100%	100%	100%	100%	100%	N/A

Eligibility to participate	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	90 days
Eligibility for Company match	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	N/A
Eligibility for pension contribution	Immediately	Immediately	N/A	N/A	Immediately	N/A	N/A

Location name:	Sparta, MI B	Sparta, TN	St. Johns, MI	Summerton, SC	Sunrise, FL	Van Wert, OH A	Van Wert, OH B
Union/Non-Union	Union	Non-Union	Union	Non-Union	Non-Union	Union	Union

Company match
(% of participant contribution)	50%	25%	25%	25%	25%	N/A	25%

Matching amount
(% of participant compensation)	8%	8%	6%	8%	8%	N/A	8%

Pension contribution per hour	N/A	$0.41-$0.64	$0.10	N/A	N/A	N/A	N/A

Vesting schedule

Years of service
less than 2	0%	0%	0%	0%	0%	0%	0%
less than 3	25%	25%	25%	25%	25%	25%	25%
less than 4	50%	50%	50%	50%	50%	50%	50%
less than 5	75%	75%	75%	75%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%	100%	100%

Eligibility to participate	90 days	A.S.A.P.	90 days	A.S.A.P.	A.S.A.P.	90 days	90 days
Eligibility for Company match	90 days	A.S.A.P.	90 days	A.S.A.P.	A.S.A.P.	N/A	90 days
Eligibility for pension contribution	N/A	Immediately	90 days	N/A	N/A	N/A	N/A

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

1.	Description of the Plan (continued)

Eligibility, Contributions & Vesting

Location name:	Waupun, WI	Winchester, VA
Union/Non-Union	Non-Union	Union

Company match
(% of participant contribution)	25%	25%

Matching amount
(% of participant compensation)	8%	6%

Pension contribution per hour	N/A	$0.15-$0.55

Vesting schedule

Years of service
less than 2	0%	0%
less than 3	25%	25%
less than 4	50%	50%
less than 5	75%	75%
5 or more	100%	100%

Eligibility to participate	A.S.A.P.	90 days
Eligibility for Company match	A.S.A.P.	90 days
Eligibility for pension contribution	N/A	90 days

“A.S.A.P.” indicates as soon as administratively possible.

“N/A” indicates not applicable.

Full vesting also occurs upon death, total and permanent disability, or attainment of age 65 with five years of service. In addition, special vesting provisions will become effective if the Plan is determined to be “top-heavy” pursuant to the Internal Revenue Code.

Participants are immediately vested in their contributions plus earnings thereon.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

1.	Description of the Plan (continued)

Forfeitures

Company contributions which are not vested at the time of a participant’s withdrawal from the Plan are forfeited and are applied as a reduction of future Company contributions.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeiture is re-credited to his/her account in the reinstatement year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided not in excess of the participant’s vested account balance. Administrative expenses related to loan administration, disbursements, sale of Common Stock, or participation in the Brokerage Account are paid directly from the corresponding participant’s Plan account.

Investment Options

The Plan provides for the following participant directed investment options:

AMCAP Fund – Class R4	Fidelity Freedom 2035 Fund
Brokerage Account	Fidelity Freedom 2040 Fund
Columbia Acorn Fund – Class Z	Fidelity Freedom 2045 Fund
Dimensional Emerging Markets Fund	Fidelity Freedom 2050 Fund
Dodge & Cox Stock Fund	Fidelity Freedom Income Fund
Dreyfus Mid-Cap Index Fund	Fidelity Low-Priced Stock Fund
Dreyfus Small Cap Stock Index Fund	Fidelity Mid-Cap Stock Fund
Fidelity Diversified International Fund	Fidelity U.S. Bond Index Fund
Fidelity Dividend Growth Fund	PIMCO Foreign Bond Fund
Fidelity Freedom 2000 Fund	PIMCO Total Return Bond Fund
Fidelity Freedom 2005 Fund	Royce Opportunity Fund
Fidelity Freedom 2010 Fund	Spartan International Index Fund
Fidelity Freedom 2015 Fund	Spartan U.S. Equity Index Fund
Fidelity Freedom 2020 Fund	Stable Value Fund – MIP II
Fidelity Freedom 2025 Fund	T. Rowe Price Mid-Cap Growth Fund
Fidelity Freedom 2030 Fund	The Oakmark Select Fund

Participant Loans

The Plan allows participants to borrow from their account under certain plan conditions. The maximum amount of a participant's borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant’s vested account balance or 90% of the participant’s employee contribution accounts. No borrowings shall be permitted for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years. The rate of interest for the loans is equal to the Prime Rate as published in The Wall Street Journal on the last business day of each month plus 1%. The rate in effect at the time the loan is taken will be fixed for the duration of the loan.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, total and permanent disability, termination of employment (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balances in the participant’s accounts may be distributed to the participants or the participant’s beneficiary in either a lump-sum distribution or periodic installments.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for the benefit-responsive investment contracts within the Stable Value Fund, which are valued at contract value in accordance with the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Expenses incurred in the operation of the Plan are paid by the Plan unless paid by the Company or the Participants. No expenses are paid from the trust unless such payment is permitted by law. Participants may incur administrative expenses related to loan administration, disbursements, sale of Federal-Mogul Corporation Common Stock, or participation in the Brokerage Account. Administrative expenses related to these transactions are paid directly from the corresponding participant’s Plan account.

Reclassifications

Certain items in the prior year’s financial statements have been reclassified to conform with the presentation used in 2007.

3.	Party-In-Interest Transactions

Fees incurred for legal and other services rendered by parties-in-interest were paid by the Company on behalf of the Plan.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document, to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The funds shall then be distributed to the participants and no portion of the funds shall be returned to the Company.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the future and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

6.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

7.	Investments in Master Trust

Net Assets of Master Trust

The Plan’s investments were held in the Master Trust. The Plan held approximately a 40% and 41% share in the Master Trust at December 31, 2007 and 2006, respectively.

The fair value of net assets of the Master trust was as follows:

	December 31, 2007	December 31, 2006
Assets
Receivables:
Company contributions	$37,749	$246,633
Participant contributions	-	802,745
Participant loan interest	-	29,143
Federal-Mogul Corporation warrants	1,404,450	-

Total receivables	1,442,199	1,078,521

Participant loans	17,689,042	17,715,450

Investments:
AMCAP Fund - Class R4	3,856,426	3,054,908
Brokerage Account	7,215,805	7,202,959
Columbia Acorn Fund - Class Z	9,540,603	8,837,760
Dimensional Emerging Markets	15,478,054	8,792,650
Dodge & Cox Stock Fund	18,286,268	18,943,797
Dreyfus Mid Cap Index Fund	2,795,091	2,549,669
Dreyfus Small Cap Stock Index Fund	1,837,635	1,771,471
Federal-Mogul Corporation Common Stock	-	2,976,956
Fidelity Diversified International Fund	50,895,389	45,999,297
Fidelity Dividend Growth Fund	104,656,104	113,329,599
Fidelity Freedom 2000 Fund	583,037	313,613
Fidelity Freedom 2005 Fund	235,142	225,420
Fidelity Freedom 2010 Fund	4,759,109	3,875,669
Fidelity Freedom 2015 Fund	4,954,489	3,479,109
Fidelity Freedom 2020 Fund	5,340,514	3,900,680
Fidelity Freedom 2025 Fund	5,387,042	3,813,086
Fidelity Freedom 2030 Fund	4,189,775	3,023,342
Fidelity Freedom 2035 Fund	3,059,467	2,548,359
Fidelity Freedom 2040 Fund	6,028,937	4,473,497
Fidelity Freedom 2045 Fund	95,267	-
Fidelity Freedom 2050 Fund	166,680	-
Fidelity Freedom Income Fund	461,973	249,736
Fidelity Low-Priced Stock Fund	57,194,226	62,940,037
Fidelity Mid-Cap Stock Fund	50,397,520	50,122,135
Fidelity U.S. Bond Index Fund	4,042,917	2,712,068
PIMCO Foreign Bond Fund	1,427,517	1,168,636
PIMCO Total Return Bond Fund	77,643,087	74,606,394
Royce Opportunity Fund	6,067,132	6,174,943
Spartan International Index Fund	3,366,826	2,540,891
Spartan U.S. Equity Index Fund	3,590,305	3,107,713
Stable Value Fund (See details of underlying investments below)	176,033,365	183,482,408
T. Rowe Price Mid-Cap Growth Fund	6,830,251	5,040,655
The Oakmark Select Fund	3,614,813	4,478,737

Investments in Master Trust at fair value	640,030,766	635,736,194

Total assets in Master Trust	659,162,007	654,530,165

Liabilities
Forfeited accounts owed to the Company	36,397	69,071
Employer match owed to the Company	369	-

Total liabilities	36,766	69,071

Total net assets of the Master Trust at fair value	659,125,241	654,461,094

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,334,621	2,181,924

Total net assets of the Master Trust	$660,459,862	$656,643,018

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

7.	Investments in Master Trust (continued)

Investment income

During the years ended December 31, 2007 and 2006, the Master Trust had net investment income of $43,978,159 and $33,791,394, respectively, and had net realized and unrealized depreciation in the fair value of investments of $5,138,010 during the year ended December 31, 2007, and net realized and unrealized appreciation in the fair value of investments of $30,834,143 during the year ended December 31, 2006, as follows:

	Net Investment Income for the Year Ended December 31, 2007	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value for the Year Ended December 31, 2007
AMCAP Fund - Class R4	$240,068	$(14,734)
Brokerage Account	-	657,308
Columbia Acorn Fund - Class Z	727,582	(59,187)
Dimensional Emerging Markets Fund	803,905	2,528,177
Dodge & Cox Stock Fund	1,910,329	(1,900,870)
Dreyfus Mid Cap Index Fund	274,323	(78,368)
Dreyfus Small Cap Stock Index Fund	168,409	(189,583)
Federal-Mogul Corporation Common Stock	-	(554,099)
Fidelity Diversified International Fund	3,650,363	3,624,606
Fidelity Dividend Growth Fund	9,092,975	(7,539,209)
Fidelity Freedom 2000 Fund	30,477	(9,164)
Fidelity Freedom 2005 Fund	13,351	4,131
Fidelity Freedom 2010 Fund	269,459	43,958
Fidelity Freedom 2015 Fund	240,716	59,451
Fidelity Freedom 2020 Fund	312,761	54,732
Fidelity Freedom 2025 Fund	241,464	99,457
Fidelity Freedom 2030 Fund	217,172	75,545
Fidelity Freedom 2035 Fund	154,618	92,056
Fidelity Freedom 2040 Fund	350,791	105,873
Fidelity Freedom 2045 Fund	2,117	(2,560)
Fidelity Freedom 2050 Fund	3,310	(5,581)
Fidelity Freedom Income Fund	25,387	(8,187)
Fidelity Low-Priced Stock Fund	5,094,470	(2,978,199)
Fidelity Mid-Cap Stock Fund	4,036,968	123,502
Fidelity U.S. Bond Index Fund	169,208	16,378
PIMCO Foreign Bond Fund	45,618	6,405
PIMCO Total Return Bond Fund	4,139,657	2,201,423
Royce Opportunity Fund	870,317	(999,190)
Spartan International Index Fund	105,888	188,794
Spartan U.S. Equity Index Fund	67,979	115,982
Stable Value Fund (see details of underlying investments below)	8,379,434	(2,580)
T. Rowe Price Mid-Cap Growth Fund	568,480	259,572
The Oakmark Select Fund	432,130	(1,053,849)

	42,639,726	(5,138,010)

Participant loans	1,338,433	-

	$43,978,159	$(5,138,010)

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

7.	Investments in Master Trust (continued)

Investment income (continued)

	Net Investment Income for the Year Ended December 31, 2006	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value for the Year Ended December 31, 2006
AMCAP Fund - Class R4	$108,465	$133,236
Brokerage Account	-	652,751
Columbia Acorn Fund - Class Z	704,991	335,350
Dimensional Emerging Markets Fund	204,495	1,538,932
Dodge & Cox Stock Fund	1,043,045	1,682,100
Dreyfus Mid Cap Index Fund	121,775	120,244
Dreyfus Small Cap Stock Index Fund	77,371	133,672
Federal-Mogul Corporation Common Stock	267	1,158,805
Fidelity Diversified International Fund	3,295,403	5,097,136
Fidelity Dividend Growth Fund	4,432,016	10,401,264
Fidelity Freedom 2000 Fund	13,724	9,801
Fidelity Freedom 2005 Fund	9,860	9,936
Fidelity Freedom 2010 Fund	173,956	124,556
Fidelity Freedom 2015 Fund	143,140	134,929
Fidelity Freedom 2020 Fund	195,257	167,087
Fidelity Freedom 2025 Fund	165,667	208,456
Fidelity Freedom 2030 Fund	158,605	154,755
Fidelity Freedom 2035 Fund	108,429	152,917
Fidelity Freedom 2040 Fund	224,326	247,151
Fidelity Freedom Income Fund	16,523	9,044
Fidelity Low-Priced Stock Fund	5,540,015	4,218,968
Fidelity Mid-Cap Stock Fund	2,282,001	4,252,328
Fidelity U.S. Bond Index Fund	115,343	(10,427)
PIMCO Foreign Bond Fund	61,196	(24,050)
PIMCO Total Return Bond Fund	3,611,512	(893,369)
Royce Opportunity Fund	669,061	143,236
Spartan International Index Fund	45,603	296,386
Spartan U.S. Equity Index Fund	51,281	365,718
Stable Value Fund (see details of underlying investments below)	8,221,251	(11,229)
T. Rowe Price Mid-Cap Growth Fund	363,693	(51,493)
The Oakmark Select Fund	473,884	75,953

	32,632,155	30,834,143

Participant loans	1,159,239	-

	$33,791,394	$30,834,143

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

7.	Investments in Master Trust (continued)

Stable Value Fund

The Stable Value Fund consists of fully benefit-responsive investment contracts of GICs, and the Managed Income Portfolio II commingled pool (MIP II). Investments in the Stable Value Fund are stated at fair value in the Plan’s Statement of Net Assets Available for Plan Benefits with a corresponding adjustment to reflect these investments at contract value, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Contract value is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The MIP II, managed by Fidelity Management Trust Company, intends to maintain a stable net asset value of $1.00 per unit. The MIP II invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into wrap contracts issued by third-parties, and invests in cash equivalents represented by shares in a money market fund. The MIP II is valued daily at fair value as determined by the fund manager.

The wrap contracts in the MIP II are designed to maintain the contract value of the fund. Wrap contracts accrued interest using a formula called the “crediting rate”. Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund’s current market value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future market value with the fund’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

Wrap contracts in MIP II are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

Underlying debt securities in MIP II for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service. Pricing services use valuation matrices that incorporate both dealer-supplied valuations and valuation models. If prices are not readily available or do not accurately reflect fair value for a security, or if a security’s value has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded, that security may be valued by another method that the Trustee believes accurately reflects fair value. A security’s valuation may differ depending on the method used for determining value. Price movements in futures contracts and ADRs, market and trading trends, the bid/ask quotes of brokers and off exchange institutional trading may be reviewed in the course of making a good faith determination of a security’s fair value. Underlying short-term securities with remaining maturities of sixty days or less for which market quotations are not readily available are valued at original cost plus accrued interest or at amortized cost, both of which approximate current value. Investments in underlying commingled pools and open-end investment companies are valued at their net asset value each business day.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

7.	Investments in Master Trust (continued)

Stable Value Fund (continued)

The Plan’s MIP II account balance at fair value was calculated by applying the Plan’s percentage of the total book value of the MIP II to the MIP II fair value calculated by Fidelity.

The adjustments from fair value to contract value for fully benefit-responsive investment contracts (Stable Value Fund) are $1,334,621 and $2,181,924 as of December 31, 2007 and 2006, respectively. The details of the adjustments are as follows:

	December 31, 2007			December 31, 2006
Stable Value Fund	Contract Value	Fair Value	Adjustment (CV - FV)	Contract Value	Fair Value	Adjustment (CV - FV)
GIC - Pacific Life	$-	$-	$-	$2,435,427	$2,424,405	$11,022

POOL - MIP II	177,367,986	176,033,365	1,334,621	183,228,905	181,058,003	2,170,902

Total of Stable Value Fund	$177,367,986	$176,033,365	$1,334,621	$185,664,332	$183,482,408	$2,181,924

Average Yields - Stable Value Fund *
	2007	2006
Based on actual earnings **	4.69%	5.19%
Based on interest rate credited to participants ***	4.64%	4.52%

* Includes GIC and Pool (MIP II).

** Calculated by dividing the annualized earnings of Stable Value Fund by the fair value of Stable Value Fund.

*** Calculated by dividing the annualized earnings of Stable Value Fund credited to participants by the fair value of Stable Value Fund.

Certain events limit the ability of the investment contracts in the Stable Value Fund to transact at contract value with the issuers. Such events include the following:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.
•	The establishment of a defined contribution plan that competes with the plan for employee contributions.
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•	Complete or partial termination of the Plan.
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cashflow.
•	Merger or consolidation of the Plan with another plan, the transfer of plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor.
•

Any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.

•	Exclusion of a group of previously eligible employees from eligibility in the plan.
•	Any early retirement program, group termination, group layoff, facility closing, or similar program.
•	Any transfer of assets from the fund directly to a competing option.

At this time, the occurrence of any of these events is not probable.

The GICs do not permit the insurance companies to terminate the agreement at will prior to the scheduled maturity date. Wrap contracts in the Pool (MIP II) may be terminated by the wrap issuers at any time. A wrap issuer may terminate a wrap contract if FMTC’s (Fidelity Management Trust Company) investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

7.	Investments in Master Trust (continued)

Changes in the Fair Value of Net Assets

The changes in the fair value of net assets of the Master Trust, for the years ended December 31, 2007 and 2006 are summarized as follows:

	Years Ended December 31
	2007	2006
Additions
Dividends and interest	$43,978,159	$33,791,394
Participant contributions	34,256,903	35,155,914
Company contributions	8,686,592	8,991,424

Total additions	86,921,654	77,938,732
Deductions
Benefits paid to participants	77,297,005	64,429,174
Administrative expenses	184,569	168,892
Portion of Company contribution account forfeited upon withdrawal of participants	485,226	403,124

Total deductions	77,966,800	65,001,190

Net realized/unrealized appreciation/(depreciation) in fair value of investments	(5,138,010)	30,834,143

Net increase	3,816,844	43,771,685
Net assets available for plan benefits at beginning of year	656,643,018	612,871,333

Net assets available for plan benefits at end of year	$660,459,862	$656,643,018

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements—(Continued)

December 31, 2007

8.	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for plan benefits per the financial statements	$265,952,329	$268,676,237
Minus: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	646,196	1,052,927

Net assets available for plan benefits per the Form 5500	$265,306,133	$267,623,310

The following is a reconciliation of net investment gain from master trust investment accounts per the financial statements to the Form 5500:

Year Ended December 31 2007
Dividends and interest per the financial statements	$17,241,654
Minus: Interest from participant loans	858,732

Dividends and interest from master trust investment accounts per the financial statements	16,382,922
Plus: Net realized/unrealized appreciation (depreciation) from master trust investment accounts	(1,778,079)

Net investment gain from master trust investment accounts per the financial statements	14,604,843

Minus: Changes in adjustments from fair value to contract value for fully benefit-responsive investment contracts
(406,731)

Net investment gain from master trust investment accounts per the Form 5500	$15,011,574

Federal-Mogul Corporation

Employee Investment Program

EIN: 20-8350090 Plan Number 104

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2007

The following is a Schedule of Assets Held outside of the Master Trust:

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Interest, Collateral, Par or Maturity Value	Historical Cost	Current Value
Participants *	Loans at various terms and interest rates (5% - 10.5%)	$-	$11,238,448
Federal-Mogul Corporation *	136,466 warrants - appraised value $4.75 per warrant	648,213	648,213

		$648,213	$11,886,661

There were no investment assets reportable as acquired and disposed of during the year.

* Party-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Federal-Mogul Corporation Employee Investment Program has caused this annual report to be signed on its behalf by the undersigned duly authorized person.

Federal-Mogul Corporation Employee Investment Program (Name of Plan)

By:	/s/ Jeff Kaminski
Jeff Kaminski Senior Vice President and Chief Financial Officer Federal-Mogul Corporation

Date: June 27, 2008